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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)(1)


                               Little Switzerland, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     537528-10-1
                   ------------------------------------------------
                                    (CUSIP Number)

         Kenneth S. Hackel                      Joel M. Handel, Esq.
         11 Marcotte Lane                      Baer Marks & Upham LLP
    Tenafly, New Jersey 07670                      805 Third Avenue
         (201) 546-5535                        New York, New York 10022
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)


                                    March 12, 1998
                   ------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                 (Page 1 of 7 pages)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------------                                  ---------------------
 CUSIP NO.  537528-10-1                                      Page 2 of 3 Pages
-------------------------                                  ---------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Kenneth S. Hackel
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*      See Item 3

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    United Stated

-------------------------------------------------------------------------------
                             (7) Sole Voting
                                    Power             3,000
 NUMBER OF                   --------------------------------------------------
  SHARES                       (8) Shared Voting
BENEFICIALLY                        Power             0
 OWNED BY                    --------------------------------------------------
   EACH                      (9) Sole Dispositive
 REPORTING                           Power             3,000
PERSON WITH                  --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    3,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)        < 1%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*     IN

-------------------------------------------------------------------------------

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-------------------------                                  ---------------------
 CUSIP NO.  537528-10-1                                      Page 3 of 3 Pages
-------------------------                                  ---------------------

ITEM 1    SECURITY AND ISSUER

     Item 1 is hereby amended in its entirety as follows:

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Little Switzerland, Inc., a Delaware corporation (the "Company"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on October 20, 1997. The address of the principal executive office of the Company is 161-B Crown Bay Cruise Ship Port, St. Thomas, Virgin Islands 00802.

ITEM 2    IDENTITY AND BACKGROUND

     The information previously provided in Item 2 remains unchanged.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information previously provided in Item 3 remains unchanged.

ITEM 4    PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following paragraph:

     "The Reporting Person made the sale in order to reduce his personal investment in the Company."

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended to read as follows:

     "The Reporting Person currently owns 3,000 shares of Common Stock. Based upon there being 8,554,202 shares of Common Stock outstanding, the shares of Common Stock owned by Mr. Hackel, beneficially and of record, represent less than 1% of the Common Stock of the Company.

     Item 5(c) is hereby amended by adding the following:

     "Mr. Hackel sold 428,000 shares on March 12, 1998 at a price per share of approximately $7.73, for an aggregate net sale price of $3,308,324.40."

     As Mr. Hackel's aggregate holdings of the Company are now below 5% of the outstanding shares, he will file no further statements on Schedule 13D with respect to these securities unless additional purchases of the Shares are made and such purchases result in him holding more than 5%.

ITEM 6    INTEREST IN SECURITIES OF THE ISSUER

     The information previously provided in Item 6 remains unchanged.

ITEM 7    INTEREST IN SECURITIES OF THE ISSUER

     The information previously provided in Item 7 remains unchanged.


                              SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   July 14, 1998



                                        /s/ KENNETH S. HACKEL
                                        ------------------------------
                                        Kenneth S. Hackel